Van Kampen Investment Grade Municipal Trust (VIG)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on August 12, 2005, the shareholders approved an Agreement and Plan of Reorganization, dated February 3, 2005, between Van Kampen Investment Grade Municipal Trust (the "Target Fund") and Van Kampen Municipal Trust (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law.

Common shares:

For:      2,757,895.674
Against:  109,782.889
Abstain:  113,086.725

Preferred shares:

For:      250
Against:  0
Abstain:  0